SECOND AMENDED AND RESTATED

COMPANY AGREEMENT OF

Back to Space, LLC
a Texas limited liability company

July 30, 2019

THE MEMBER INTERESTS REPRESENTED BY THIS AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND WERE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE MEMBER INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME EXCEPT (I) IN ACCORDANCE WITH THE RESTRICTIONS CONTAINED IN THIS AGREEMENT, AND (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH THE TRANSFER.

Company Agreement OF
Back To Space, LLC
a Texas limited liability company

This Company Agreement (this "***Agreement***") of **Back To Space, LLC** (the "***Company***") is entered into and shall be effective as of the close of business on December 29, 2017 (the "**Effective Date**"), by the Company, the Members who are signatories hereto as of the Effective Date (the "***Initial Members***") and the future Members who shall become signatories to this Agreement ("***Additional Members***" and collectively with the Initial Members, the "***Members***").

ARTICLE I
DEFINITIONS

Section 1.1   **Definitions**. Capitalized terms used in this Agreement (including any Exhibits attached hereto) but not defined in the body hereof shall have the meanings ascribed to them in Exhibit A.

Section 1.2   **Terms Generally**. The definitions used in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context requires otherwise, the words "***include***," "***includes***" and "***including***" shall be deemed to be followed by the phrase "***without limitation***." References to Articles and Sections refer to Articles and Sections of this Agreement; and references to Schedules and Exhibits are to the Schedules and Exhibits attached to this Agreement, each of which is made a part hereof for all purposes. Finally, references to Laws refer to such Laws as they may be amended from time to time, and references to particular provisions of a Law include any corresponding provisions of any succeeding Law. References to money refer to legal currency of the United States of America.

ARTICLE II
ORGANIZATION OF THE COMPANY

Section 2.1   **Formation**. Jim Keyes, as the "Initial Manager" has formed the Company as a Texas limited liability company under the provisions of the TBOC and has filed on behalf of the Company, a Certificate of Formation in the Office of the Secretary of State of Texas effective as December 29, 2017, (the "***Certificate***"). The Members and the Company have entered into this Agreement in order to set forth the rights and obligations of the Members and certain matters related thereto. Except as expressly provided and permitted herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the TBOC.

Section 2.2   **Name**. The name of the Company is Back To Space, LLC, and the business of the Company shall be conducted under the name of, "***Back To Space, LLC***" and such other names as are determined by the Company from time to time. The name of the Company may be changed from time to time by amendment of the Certificate. The Company may transact business under an assumed name by filing an assumed name certificate in the manner prescribed by applicable Law.

Section 2.3   **Term**. The Company commenced its existence on the effective date of the filing of the Certificate and shall continue until such time as a Certificate of Termination is filed with the Secretary of State of the State of Texas in accordance with Section 12.4.

Section 2.4   **Purpose**. The purpose for which the Company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the TBOC (the "***Business***").

Section 2.5   **Registered Office; Registered Agent; Principal Office; Other Offices**. The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by Law. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate or such other Person or Persons as the Members may designate from time to time in the manner provided by Law. The principal office of the Company in the United States shall be at such place as the Members may designate, which need not be in the State of Texas, and the Company shall maintain records there or at such other place as the Members shall designate and shall keep the street address of such principal office at the registered office of the Company in the State of Texas. The Company may have such other offices as the Members may designate.

Section 2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal, state and local tax purposes, and this Agreement may not be construed to suggest otherwise.

Section 2.7   Title to Company Assets. Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member or Officer, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company or one or more of its Affiliates or one or more nominees, as the Members may determine. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

Section 2.8   Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than the State of Texas, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Managers, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

ARTICLE III
MEMBERS; CREATION AND TRANSFER OF MEMBERSHIP INTERESTS

Section 3.1   Members. The Initial Members of the Company were approved by the Initial Manager and are set forth on Schedule I, and each shall be admitted as a Member of the Company effective upon the execution of this Agreement by such Member. Additional Members shall be admitted upon the approval processes set forth in this Agreement and upon each of their due execution of this Agreement after such approval has been obtained.

Section 3.2   Transfers of Membership Interests. A Member may not Transfer all or any portion of its Membership Interest except in accordance with the provisions of Article X. Any attempted Transfer of all or any portion of a Membership Interest that is not made in accordance with Article X shall be null and void and shall have no effect.

Section 3.3   Admission of Additional Members. Notwithstanding any provision of this Agreement (including the Schedules and Exhibits hereto) to the contrary, no additional Person (including an Assignee) that acquires a Membership Interest, whether pursuant to a Voluntary Transfer, an Involuntary Transfer or otherwise, shall be admitted to the Company as an Additional Member without the Consent of the Managers. An Assignee, in its capacity as such, of a Membership Interest shall only be entitled to receive allocations and distributions pursuant to Article V and shall not have any other rights or powers of a Member, including any voting rights. Until an Assignee becomes a Member, the transferring Member from which such Assignee received its Membership Interest shall continue to be the Member for all purposes hereof and have the power to exercise any rights or powers as a Member, but shall not have the right to receive allocations or distributions pursuant to Article V.

Section 3.4   No Withdrawal. A Member may withdraw from the Company only (i) with the Consent of the Managers. Except as provided herein, in accordance with the provisions of Title 3, Section 101.107 of the TBOC, no Member may withdraw prior to the dissolution and winding up of the Company.

Section 3.5   Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company solely by reason of being a Member. Except as may be expressly provided in another separate, written guaranty or other agreement executed by a Member, no Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court. Except as otherwise provided in this Agreement, no Member has the authority or power to act for or on behalf of or bind the Company or to incur any expenditures on behalf of the Company.

Section 3.6   Units of Ownership. Each Member's ownership interest in the Company will be quantified by Units. Units shall be classified as either "***Common Membership Units***" or "***Series A Preferred Membership Units***" and each Membership Unit shall be generally designated as a "***Unit***." Units may be issued with different required Capital Contributions or no required Capital Contributions, provided they are issued pursuant to the terms of this Agreement. Units shall be noncertificated and the Unit ownership of each Member shall be maintained on the Company's books and records, which books and records shall be conclusive regarding the Unit ownership of each Member absent manifest error. The ownership of Units held by each holder of (a) Common Membership Units (a "***Common Unit Holder***") shall as of the date hereof is set forth on Schedule I, attached hereto, as may be amended from time to time, and (b) Preferred Membership Units (a "***Preferred Unit Holder***") shall, as Preferred Unit Holders are admitted as Members of the Company after the Effective Date, be set forth on Schedule II, to be attached hereto and as the same may be amended from time to time. At any time, a Member may present a written request to the Company to provide such Member with a statement of that Member's Membership Interest (including Percentage Interest). The Company will comply with such request within ten (10) business days and the statement will serve the sole purpose of verifying the Member's Membership Interest as reflected in the Company's records. The statement will not constitute for any purpose a certificate or security, negotiable instrument or other vehicle by which the Transfer of a Membership Interest may be effected.

(a)   **Common Membership Units.** Each Common Unit Holder shall be entitled to receive notice of, to attend, and to vote at any and all meetings of the Members; shall have one (1) vote on all matters submitted to the Common Unit Holders for a vote, whether at a meeting of the Members or by way of a Member consent, and shall be entitled to pro-rata distributions in accordance with Section 5.1, below.

(b)   **Preferred Membership Units**. Each Preferred Unit Holder shall be entitled to pro-rata distributions in accordance with Section 5.1, below, based in part on the amount the Preferred Unit Holder invested in the Company in exchange for his, her, or its Series A Preferred Membership Units (the "***Preferred Investment***").

Section 3.7   Rights of Members. Each Member, in its sole and absolute discretion, may exercise or refrain from exercising any rights or privileges that such Member may have pursuant to this Agreement or at law or in equity, and such Member shall not incur or be subject to any liability or obligation to the Company, any other Member or holder of Membership Interests, or any other equity holder of the Company, by reason of exercising or refraining from exercising any such rights or privileges.

Section 3.8   Exculpation Among Members. Each Member acknowledges that it is not relying upon any other Member, or any officer, employee, agent, partner or affiliate of any such other Member, in making its investment or decision to invest in the Company or in monitoring such investment. Each Member agrees that no other Member nor any officer, manager, employee, agent, partner or affiliate of any other Member shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them relating to or in connection with the Company or the Units, or both.

ARTICLE IV
CAPITAL CONTRIBUTIONS; LOANS

Section 4.1   Initial Contributions; Initial Capital Accounts. Contemporaneously with the execution by each Member of this Agreement, such Member shall make the initial Capital Contribution described for that Member in Schedule I and or Schedule II, attached hereto and shall receive in exchange therefor a Membership Interest. Each Member's initial Capital Account shall equal such Member's initial Capital Contribution, as set forth on Schedule I. The initial Percentage Interest for each Member is set forth opposite such Member's name on Schedule I and/or Schedule II, as the case may be. To the extent that any Member makes any Capital Contribution other than cash, the Consent of the Managers is required in order to set an agreed upon value of such Capital Contribution.

Section 4.2   Subsequent Contributions. No Member shall have any obligation to make additional Capital Contributions to the Company beyond his or its initial subscription for Units. To the extent that the Company requires funds for any purpose, the Members may agree to contribute funds in such amounts and at such times as determined by the Consent of the Managers. In the event the Members agree to make any such additional Capital Contributions in ratios that are disproportionate to the Percentage Interests of the Members in effect at the time of such additional Capital Contributions and desire to adjust the Percentage Interests in connection with such Capital Contribution, the Consent of the Managers is required in order to adjust Percentage Interests of all Members necessary to reflect such additional Capital Contributions.

Section 4.3   Return of Contributions. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. No Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Amount or to receive any distributions from the Company, except as expressly provided in this Agreement. An unreturned Capital Contribution of a Member is not a liability of the Company or of any other Member. A Member shall not be required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 4.4   Advances by Members.

> **(a)**   If the Company determines that it needs additional cash to pay its obligations and the Members do not elect to make additional Capital Contributions, any Member(s) that may agree to do so with the Consent of the Managers may advance all or part of the needed funds to or on behalf of the Company. An advance described in this <u>Section 4.4(a)</u> (i) constitutes a loan from the Member to the Company, (ii) shall be on terms approved by the Company and a Consent of the Managers, and (iii) shall not constitute a Capital Contribution.

> **(b)**   To the extent that any Member pays any expenses on behalf of the Company, such advance shall constitute a loan from such Member to the Company.

> **(c)**   To the extent requested by any third-party lender to the Company, each Member agrees to subordinate any Member loans to any third-party financing, on terms reasonably requested by such third-party lender.

> **(d)**   Any Member loans shall be repaid ratably to each Member in proportion to the total outstanding principal balances of each Member's loans.

Section 4.5   Capital Accounts. A separate capital account ("*Capital Account*") shall be established and maintained for each Member in accordance with Treasury Regulation § 1.704-1(b) *et seq.*, as such regulations may be amended and in effect from time to time and any corresponding provisions of succeeding regulations. Consistent with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Units for cash or other property (other than a *de minimis* amount) or the grant of a Unit (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing or new Member, the Capital Accounts of all Members and the Carrying Value of each item of Company property immediately prior to such issuance shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such property, as if the unrealized gain or unrealized loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Members at such time pursuant to <u>Section 5.2</u>.

Section 4.6   Creditors of the Company. Except as otherwise expressly provided, no creditor of the Company will have or shall acquire at any time any direct or indirect interest in the profits, capital or property of the Company other than as a secured creditor as a result of making a loan to the Company.

ARTICLE V
DISTRIBUTIONS AND ALLOCATIONS

Section 5.1   Distributions. Subject in each case to restrictions imposed by Law including the TBOC, all distributions by the Company shall be made as follows:

(a) Except as described in Section 5.1(b), the Company may make distributions of cash or other property at any time and in such amount as the Members may determine to the Members the following order of priority; provided that no distribution shall be permitted under this Section 5.1(a) at the time (x) any Company indebtedness is outstanding that is guaranteed by a Member without the consent of such guaranteeing Member, or (y) any advances by any Members contemplated in Section 4.4 are outstanding without the consent of the lending Member. The Company shall distribute the Company's Excess Cash Flow, if any, on a calendar quarterly basis beginning on March 31, 2020, as follows:

(i).   First, the entire amount of the Company's Excess Cash Flow shall be distributed to each of the Series A Preferred Unit Holders (pro rata among them) until such time as the entire amount of their Preferred Investment has been returned in full (the "*First Preferred Investment Return*"); and then

(ii).   Second, eighty percent (80%) of the Company's Excess Cash Flow shall be distributed to each of the Preferred Unit Holders (pro rata among them) until such time as the Preferred Unit Holders have received additional amounts equal to the amount of their Preferred Investment (the "*Second Preferred Investment Return*" and together with the First Preferred Investment Return, the "*Preferred Return*"), with the remaining twenty percent (20%) of the Company's Excess Cash Flow to be distributed to each of the Common Unit Holders (pro rata among them); and then

(iii). Finally, after the *Second Preferred Investment Return,* all Preferred Unit Holders shall have distribution rights on the following "as converted" basis with the Common Unit Holders: should $2,500,000 be raised by Series Preferred Unit Holder, the "as converted" basis will be 33.3% of the total ownership of the Company, based on a $5,000,000 pre money valuation, apportioned to the Preferred Unit Holders on a pro rata basis upon the amounts of their investments. In any Liquidity Event, defined as the Company consolidating with, merging with or into, or selling all or substantially all of its assets to, or a majority of the Company's equity securities are sold to, another entity, Preferred Memberships Units shall convert to Common Membership Units on this same formulation. Over-subscription will be allowed up to a total raise of $3,500,000.

For purposes of this Agreement, the Company's "*Excess Cash Flow*" shall be determined for each fiscal year and each calendar quarter in such fiscal year in accordance with sound cash basis accounting principles and as determined by the Consent of the Managers, which shall include, in their sole discretion, among other things, the following: (a) all cash receipts of the Company during such period, from whatever source, including from a Liquidity Event, whether or not taxable (excluding only capital contributions by Members); (b) any cash that becomes available during such period by reason of a reduction in the cash reserves of the Partnership, referred to in (d) below; (c) all cash expenditures and cash losses of the Company during such period, whether capital or current, tax deductible or nondeductible (including salaries due and owing to the Managers), debt service payments and excluding only distributions to Members; and less (d) additions during such period to the Company's cash reserves deemed necessary by the Managers, in their sole discretion for the future operations of the Company.

(b) Upon the dissolution and winding up of the Company, after making all allocations under Section 5.2, all assets and proceeds shall be distributed to the Members as provided in Section 12.2.

(c) All distributions made under this Section 5.1 shall be made to the Members of record on the record date established by the Members or, in the absence of any such record date, to the Members of record on the date of the distribution.

(d) Any provision contained herein to the contrary notwithstanding, the Company shall not be obligated to redeem or otherwise purchase, repurchase, retire or acquire, or make any dividend, payment or distribution in respect of, and shall not redeem, otherwise purchase, repurchase, retire or acquire or make any dividend, payment or distribution in respect of, any equity interests to the extent (i) such redemption, purchase, repurchase, retirement, acquisition, dividend, payment or distribution is prohibited or otherwise not permitted under any agreements, documents or instruments relating to or otherwise evidencing any outstanding indebtedness for borrowed money of the Company or any of its subsidiaries or (ii) the Company is prohibited from receiving or obtaining, or is otherwise not permitted to receive, any dividends, payments or distributions from any of its subsidiaries for such purposes under any such agreements, documents or instruments.

Section 5.2   Allocations.

       (a)   General. Except as otherwise set forth in this Section 5.2 for purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves,

       (i).   the Company's items of income and gain shall be allocated to the Members as follows:

       (A)   first, to the Members until the cumulative items of income and gain allocated pursuant to this Section 5.2(a)(i)(A) for the current and all prior fiscal years are equal to the items of loss and deduction allocated to such Members pursuant to Section 5.2(a)(ii)(B) for all prior fiscal years (pro rata among them in accordance with their Membership Units of items of loss or deduction being offset);

       (B)   second, to the Members until the cumulative items of income and gain allocated pursuant to this Section 5.2(a)(i)(B) for the current and all prior fiscal years are equal to the items of loss or deduction allocated to such Members pursuant to Section 5.2(a)(ii)(A) for all prior fiscal years (pro rata among them in proportion to their Membership Units of items of loss or deduction being offset);

       (C)   third, to the Members until the cumulative items of income and gain allocated pursuant to this Section 5.2(a)(i)(C) for the current and all prior fiscal years are equal to the cumulative Preferred Return allocated to the Members (pro rata among the Members in proportion to their relative Preferred Return amounts); and

       (D)   finally, to the Members in accordance with their respective Percentage Interests.

       (ii).   all items of loss or deduction shall be allocated and charged to the Members as follows:

       (E)   first, to the Members in the ratio that each Member's positive Capital Account bears to the sum of all of the Member's positive Capital Accounts, until each such Member's Capital Account has been reduced to zero (0); and

       (F)   second, to the Member's in accordance with their respective Percentage Interests.

       (b)   Special Allocations. The following special allocations shall be made prior to making any allocations provided for in Section 5.2(a) above:

       (i).   **Minimum Gain Chargeback**. Notwithstanding any other provision hereof to the contrary, if there is a net decrease in Minimum Gain for a taxable period (or if there was a net decrease in Minimum Gain for a prior fiscal year and the Company did not have sufficient amounts of income and gain during prior years to allocate among the Members under this Section 5.2(b)(i)), then items of income and gain shall be allocated to each Member in the manner and amounts provided in Treasury Regulation § § 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i). It is the intent of the Members that any allocation pursuant to this Section 5.2(b)(i) shall constitute a "minimum gain chargeback" under Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(ii).   **Member Nonrecourse Minimum Gain Chargeback**. Notwithstanding any other provision hereof to the contrary (except for Section 5.2(b)(i) regarding minimum gain chargeback), if there is a net decrease in Member Nonrecourse Minimum Gain for a taxable year (or if there was a net decrease in Member Nonrecourse Minimum Gain for a prior fiscal year and the Company did not have sufficient amounts of income and gain during prior years to allocate among the Members under this Section 5.2(b)(ii)), then items of income and gain shall be allocated to each Member in an amount equal to such Member's share of the net decrease in such Member Nonrecourse Minimum Gain (in the manner and amounts as determined pursuant to Treasury Regulation § § 1.704-2(i)(4) and 1.704-2(j)(2)(ii)). It is the intent of the Members that any allocation pursuant to this subsection 5.2(b)(ii) shall constitute a "minimum gain chargeback" under Treasury Regulation § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii).   **Qualified Income Offset**. A Member who unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation § § 1.704-1(b)(2)(ii)(d)(4), (5), or (6) will be specially allocated items of income or gain in an amount and in the manner sufficient to eliminate any deficit balance in his Adjusted Capital Account as quickly as possible. This Section 5.2(b)(iii) is intended to satisfy the provisions of Treasury Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv).   **Gross Income Allocation**. In the event any Member has a deficit balance in its Adjusted Capital Account balance at the end of the taxable period in excess of the amount such Member is obligated to restore pursuant to Treasury Regulation § § 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of the excess in order to eliminate such deficit as quickly as possible.

(v).   **Nonrecourse Deductions**. Nonrecourse Deductions for any taxable period shall be allocated to the Members in accordance with their respective Percentage Interests. If the Members determines in its good faith that the Company's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Members is authorized, upon notice to the Members, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirement.

(vi).   **Member Nonrecourse Deductions**. All Member Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be allocated among the Members bearing the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i); provided, however, that if more than one Member bears the economic risk of loss for such debt, the Member Nonrecourse Deductions attributable thereto shall be allocated between and among such Members in accordance with the ratio in which they share such economic risk of loss.

(vii).   **Code Section 754 Adjustment**. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(m).

(viii). **Curative Allocation.** If any items of income and gain (including gross income) or loss and deduction are allocated to a Member pursuant to this Section 5.2(b), then, prior to any allocation pursuant to Section 5.2(a), items of income and gain (including gross income) and items of loss and deduction for subsequent periods shall be allocated to the Members in a manner designed to result in each Member's Capital Account having a balance equal to the balance it would have had if such allocation of income and gain (including gross income) and item of loss and deduction had not occurred pursuant to this Section 5.2(b)(viii).

(ix). **Stop Loss.** Notwithstanding any other provision hereof to the contrary, no item of loss or deduction of the Company shall be allocated to a Member pursuant to Section 5.2(a) hereof if such allocation would result in a deficit balance in such Member's Adjusted Capital Account. Such item of loss or deduction shall be allocated among the Members whose Adjusted Capital Account balances are positive in proportion to such positive balances to the extent necessary to reduce the balances of such other Member's positive Adjusted Capital Accounts balances to zero, it being the intention of the Members that no Member's positive Adjusted Capital Account balance shall fall below zero while any other Member's positive Adjusted Capital Account balance has a positive balance.

Section 5.3 Tax Allocations.

(a) For federal income tax purposes, except as otherwise provided herein or required by the Code or the Allocation Regulations, each item of Company income, gain, loss and deduction shall be allocated among the Members in the same manner as corresponding items are allocated in Section 5.2.

(b) Notwithstanding any provisions contained herein to the contrary, solely for federal income tax purposes, items of income, gain, loss or deduction with respect to property contributed or deemed contributed to the Company by a Member shall be allocated so as to take into account the variation between the Company's tax basis in such contributed property and its Carrying Value. The allocations required by the preceding sentence shall be made by the Members using any reasonable method that is permissible under applicable Law.

(c) For purposes of determining the income, gain, loss, deduction or any other items allocable to any period, income, gain, loss, deduction and any such other items shall be determined on a daily, monthly or other basis as determined by the Members using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

ARTICLE VI
MANAGEMENT AND OPERATIONS

Section 6.1 Management by Members. The Company shall be managed by the Managers. The Company's Initial Manager was Jim Keyes, who appointed Danielle Roosa, and Michael Gorton to serve with the Initial Manager as the "*Managers*". Current Managers of the Company are Michael Gorton, Danielle Roosa and Eric Lenington. Subsequent Managers may be appointed by the Consent of the Managers. No Manager may be removed without the Consent of the Managers. The Series A Preferred may choose to appoint one or two Outside Managers. Outside Managers shall be defined as any manager who does not work on a day-to-day basis with the Company. This right to select Outside Managers shall continue even in the event that Series A Preferred converts to Common.

Section 6.2 Meetings. In connection with any meeting of the Members or Managers, the following provisions shall apply: Any regular or special meeting of the Members or Managers shall be held at the principal place of business of the Company, unless the notice of such meeting specifies a different place, which need not be in the

State of Texas. Actions by the Company requiring a vote or approval of the Managers will be permitted by the Consent of the Managers. Members or Managers may participate in and hold such meeting by means of conference telephone, video conference or similar communications equipment by means of which all Persons participating in the meeting can hear each other. Meetings of the Members may be called at any time by the Chief Executive Officer, any Manager, or a Member or Members holding greater than ten percent (10%) of the Units in the Company. The Company will hold an annual meeting to which all Members will be invited. That meeting will be held in either the second quarter or fourth quarter of each calendar year.

Section 6.4   Action by Written Consent. Any action required or authorized to be taken at an annual or special meeting of the Members may be taken without holding a meeting, providing notice or taking a vote if a written consent or consents stating the action to be taken is signed by the number of the Members necessary to have at least the minimum number of votes that would be necessary to take the action at a meeting at which each of the Members entitled to vote on the action is present and votes.   Any action required or authorized to be taken at an annual or special meeting of the Managers may be taken without holding a meeting, providing notice or taking a vote if a written consent or consents stating the action to be taken is signed by the number of the Managers necessary to have at least the minimum number of votes that would be necessary to take the action at a meeting at which each of the Managers entitled to vote on the action is present and votes.

Section 6.6   Quorum; Required Vote for Member Action; Adjournment of Meetings.

(a)   Except as expressly provided otherwise by this Agreement, Members holding a Majority of the Membership Interests must be present to constitute a quorum at any such meeting of the Members for the transaction of business, and the affirmative vote of a Consent of the Members shall constitute the act of the Members. All of the Managers must be present to constitute a quorum at any such meeting of the Managers.

(b)   Notwithstanding any other provision in this Agreement to the contrary, the Consent of the Members or the Consent of the Managers, respectively, shall have the power to adjourn such meetings from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If the adjournment for a meeting of the Members is for more than thirty (30) days, or if subsequent to the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member or of record entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

(c)   Waiver of Notice Through Attendance. Attendance of a Person at such meeting shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 6.7   Proxies. A Member may vote at a meeting of the Members by a written proxy executed by that Member. A proxy shall be revocable unless it is stated to be irrevocable.

Section 6.8   Officers.

(a)   Generally. The Managers may appoint certain agents of the Company, as set forth below in this Section 6.8, to be referred to as "*Officers*" of the Company. Unless otherwise provided by resolution of the Managers, the Officers shall have the titles, power, authority and duties described below in this Section 6.8. In the absence of such Officers, the affairs of the Company shall be managed solely by the Managers. For purposes of clarification, as of the Effective Date the Managers have not designated any Officers of the Company.

(b)   Number, Titles and Term of Office. The Officers of the Company, if appointed by the Managers, may include the Chief Executive Officer, and/or a President, one or more Vice Presidents (any one or more of whom may be designated Executive Vice President or Senior Vice President), a Treasurer, a

Secretary and/or such other officers as the Managers may from time to time elect or appoint. Each Officer shall hold office until (i) his term shall have expired, (ii) his successor shall be duly elected and shall qualify or until his death or (iii) he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person. No Officer need be a Member.

(c) **Salaries**. No Officer shall be entitled to receive a salary or any other compensation unless otherwise provided by a signed written agreement with the Company and approved by the Consent of the Managers.

(d) **Removal**. Any Officer elected or appointed by the Managers may, subject to any contractual obligations of the Company with respect to such Officer, be removed, either with or without cause, by the Consent of the Managers at any regular meeting, or at a special meeting called for such purpose, provided the notice for such meeting shall specify that such proposed removal will be considered at the meeting; provided, however, that such removal shall be without prejudice to the contractual rights, if any, of the Person so removed. Election or appointment of an Officer shall not of itself create contractual rights.

(e) **Vacancies**. Any vacancy occurring in any office of the Company may be filled by the Consent of the Managers.

(f) **Chief Executive Officer**. The Chief Executive Officer (if any) shall be the chief executive officer of the Company. The Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Company with all such powers as may be reasonably incident to such responsibilities and in connection therewith shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of Company and may sign all certificates for Membership Interests of the Company. The Chief Executive Officer shall preside at all meetings of the Members. The Chief Executive Officer shall have such other powers and duties as may be assigned to them from time to time by the Managers.

(g) **President**. Subject to the power of the Chief Executive Officer (if any), the President (if any) shall have general executive charge, management and control of the properties, business and operations of the Company with all such powers as may be reasonably incident to such responsibilities and in connection therewith shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Company and may sign all certificates for Membership Interests of the Company. The President shall, in the absence of the Chief Executive Officer or if there be no Chief Executive Officer, preside at all meetings of the Members; and the President shall have such other powers and duties as may be assigned to him from time to time by the Managers.

(h) **Vice Presidents/Directors**. Each Vice President (if any) shall perform such duties and have such powers as the Managers may from time to time prescribe. In addition, in the absence of the Chief Executive Officer (if any) and the President (if any), or in the event of their inability or refusal to act, a Vice President designated by the Managers or, in the absence of such designation, the Vice President who is present and who is senior in terms of time as a Vice President of the Company, shall perform the duties of the Chief Executive Officer (if any) and the President (if any), as the case may be, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer (if any) and the President (if any), as the case may be.

(i) **Treasurer**. The Treasurer (if any) shall have responsibility for the custody and control of all the funds and securities of the Company, and he shall have such other powers and duties as may be prescribed from time to time by the Managers. He shall perform all acts incident to the position of Treasurer, subject to the control of the Chief Executive Officer (if any) and the Managers.

(j) **Assistant Treasurers**. Each Assistant Treasurer (if any) shall have the usual powers and duties pertaining to his office, together with such other powers and duties as may be prescribed from time to time by the Treasurer, the Chief Executive Officer (if any) or the Managers. The Assistant Treasurers shall exercise the powers of the Treasurer during the Treasurer's absence or inability or refusal to act.

(k)   **Secretary**. The Secretary (if any) shall keep the minutes of all meetings of the Members in books provided for such purpose; he shall attend to the giving and serving of all notices; he may in the name of the Company affix the seal of the Company to all contracts of the Company and attest thereto; he shall have charge of the transfer books and ledgers, and such other books and papers as the Managers may direct, all of which shall at all reasonable times be open to inspection by any Member upon application at the office of the Company during business hours; he shall have such other powers and duties as may be prescribed from time to time by the Managers; and he shall in general perform all acts incident to the office of Secretary, subject to the control of the Chief Executive Officer (if any) and the Managers.

(l)   **Assistant Secretaries**. Each Assistant Secretary (if any) shall have the usual powers and duties pertaining to his office, together with such other powers and duties as may be prescribed from time to time by the Chief Executive Officer if any, the Managers, or the Secretary. The Assistant Secretaries shall exercise the powers of the Secretary during the Secretary's absence or inability or refusal to act.

(m)   **Action with Respect to Securities of Other Companies**. Unless otherwise determined by the Managers, the Chief Executive Officer (if any) shall have the power to vote and to otherwise act on behalf of the Company, in person or by proxy, at any meeting of security holders of any other company, or with respect to any action of security holders thereof, in which the Company may hold securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other company.

ARTICLE VII
STANDARD OF CARE; EXCULPATION AND INDEMNIFICATION

Section 7.1   Standard of Care. The Managers shall perform their duties in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances.

Section 7.2   Exculpation. Anything in this Agreement to the contrary notwithstanding, no Manager, Member, or Officer thereof shall be liable to the Company or any other Member for monetary damages arising from any actions taken, or actions failed to be taken, in his capacity as a Manager, Member, or Officer except for liability for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of Law, as determined by a final, nonappealable order of a court of competent jurisdiction.

Section 7.3   Indemnification. The Company shall indemnify, defend, protect and hold harmless each Manager, Member, and Officer from and against all actions, suits or proceedings, whether civil, criminal, administrative, arbitrative or investigative (individually, a "*Proceeding*"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to a Proceeding, and all other claims, demands, losses, damages, liabilities, judgments, awards, penalties (including excise and similar taxes and punitive damages), fines, settlements, costs and expenses (including court costs and reasonable attorneys' fees), actually incurred in connection with any such Proceeding, arising out of the management of the Company or his service or status as a Manager, Member, or Officer, including services as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of any subsidiary of the Company or another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, in each case to the fullest extent permitted by applicable law; **PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY SUCH MANAGER, MEMBER, OR OFFICER**. Indemnification under this Article VII shall continue as to any indemnitee who has ceased to serve in the capacity that initially entitled him or her to indemnity hereunder.

Section 7.4   Advance Payment. The right to indemnification conferred in this Article VII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 7.3 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such Person of its good faith belief that it has met the standard of conduct necessary for indemnification under this Article VII and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

Section 7.5   Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to any other officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers, Members, and Officers under this Article VII; and, the Company may indemnify and advance expenses to Persons who are not or were not Managers, Members, or Officers of the Company but who are or were serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against such Person and incurred by such Person in such a capacity or arising out of its status as such a Person to the same extent that the Company may indemnify and advance expenses to Managers, Members, and Officers under this Article VII.

Section 7.6   Appearance as a Witness. Notwithstanding any other provision of this Article VII, the Company may pay or reimburse expenses incurred by a Manager, Member, or Officer or other Person indemnified pursuant to this Article VII in connection with its appearance as a witness or other participation in a Proceeding at a time when it is not a named defendant or respondent in the Proceeding.

Section 7.7   Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right that a Manager, Member, Officer, or other Person indemnified pursuant to this Article VII may have or hereafter acquire under any Law, this Agreement, the Consent of the Managers or otherwise.

Section 7.8   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, Member, Officer, employee or agent of the Company or is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VII.

Section 7.9   Member Notification of Indemnification. To the extent required by Law, any indemnification of or advance of expenses to a Manager, Member, or Officer in accordance with this Article VII shall be reported in writing to the Members.

Section 7.10   Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article VII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or Proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by Law.

Section 7.11   Contract Rights. The rights granted pursuant to this Article VII shall be deemed contract rights, and no amendment, modification or repeal of this Article VII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

Section 7.12   Negligence, Etc.   IT IS EXPRESSLY ACKNOWLEDGED THAT THE INDEMNIFICATION PROVIDED IN THIS ARTICLE VII COULD INVOLVE INDEMNIFICATION FOR NEGLIGENCE OR UNDER THEORIES OF STRICT LIABILITY.

ARTICLE VIII
REPORTS; ACCESS TO INFORMATION

Section 8.1   Financial Reports. As soon as practical, but in any event within ninety (90) days after the end of each year, the Company shall cause to be delivered to the Members financial statements of the Company setting forth as of the end of and for each such year, the following:

        (a)   an income statement and statement of cash flows for the Company for such fiscal year and a balance sheet of the Company as of the last day of such fiscal year;

        (b)   the balance in the Capital Account of each Member as of the beginning and end of such fiscal year;

        (c)   the amount as of the last day in such fiscal year of each Member's share of the Company's items of taxable income, gain, loss, deduction and credits for such fiscal year in sufficient detail to enable the Member to prepare federal, state and other tax returns; and

        (d)   any other reports, financial information or other materials requested from time to time by any Member.

Section 8.2   Access to Information.

        (a)   In addition to the other rights to information specifically set forth in this Agreement, each Member shall be entitled to all information to which a Member is entitled to have access pursuant to Title 1, Section 3.152 of the TBOC under the circumstances and subject to the conditions therein stated.

        (b)   Each Member shall reimburse the Company for all out-of-pocket costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records. No Member shall be required to reimburse the Company for any time spent by its regular employees in connection with such inspection and copying.

ARTICLE IX
TAXES

Section 9.1   Tax Returns. The Company shall prepare and timely file all federal, state and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) days prior to the due date of any such return (including extensions), together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

Section 9.2   Tax Partnership. The Members acknowledge that the Company shall be treated as a partnership for federal income tax purposes and will not otherwise characterize the Company for purposes of any tax returns, statements or reports filed by them or their respective Affiliates.

Section 9.3   Tax Elections. The Company shall make the following elections on the appropriate tax returns:

        (a)   to adopt the calendar year as the Company's fiscal year;

        (b)   to adopt the cash or accrual method of accounting as the Members shall determine;

        (c)   if a distribution of the Company's property as described in Code Section 734 occurs or a transfer of Membership Interests as described in Code Section 743 occurs, on request by notice from any Member, to elect, pursuant to Code Section 754, to adjust the basis of Company's properties;

        (d)   to elect to deduct or to amortize the organizational expenses of the Company as permitted by Section 709(b) of the Code;

        (e)   any election that would ensure that the Company will be treated as a partnership for federal income tax purposes; and

        (f)   any other election the Members may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law, and no provision of this Agreement (including <u>Section 2.6</u>) shall be construed to sanction or approve such an election.

Section 9.4   **Tax Matters Member**.

        (a)   For taxable years beginning on or before December 31, 2017, Jim Keyes shall be the "tax matters partner" of the Company pursuant to section 6231(a)(7) of the Code. The tax matters partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of section 6223 of the Code. The tax matters partner shall inform each other Member of all significant matters that may come to its attention in its capacity as tax matters partner by giving notice thereof on or before the fifth (5th) Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The tax matters partner may not take any action contemplated by section 6222 of the Code without the consent of the Members, but this sentence does not authorize the tax matters partner to take any action left to the determination of an individual Member under sections 6222 through 6232 of the Code.

        (b)   For taxable years beginning on or after January 1, 2018, the CFO or fractional CFO shall be the "partnership representative" as that term is defined in section 6223(a) of the Code, as added by the Bipartisan Budget Act of 2015 (the "*Company Representative*"), and each Member shall take all actions necessary to cause Jim Keyes to be so designated in accordance with any procedures prescribed therefor. The Company Representative shall inform each other Member of all significant matters that may come to his, her or its attention in its capacity as Company Representative by giving notice thereof on or before the fifth (5th) Business Day after becoming aware thereof and, within that time, shall forward to each other member copies of all significant written communications it may receive in that capacity. Except as set forth in the last two sentences of this <u>Section 9.4(b)</u>, any Member who is designated as Company Representative may not take any action contemplated by sections 6222 through 6232 of the Code without the Consent of the Members, and may not in any case take any action left to the determination of an individual Member under sections 6222 through 6231 of the Code. If an audit results in an imputed underpayment by the Company as determined under section 6225 of the Code, the Company Representative may make the election under section 6226(a) of the Code within 45 days after the date of the notice of final partnership adjustment in the manner provided the Internal Revenue Service. If such an election is made the Company shall furnish to each Member for the year under audit a statement reflecting the member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to take, or additional amount.

ARTICLE X
TRANSFER RESTRICTIONS; CERTAIN RIGHTS

Section 10.1   General Rule. No Member or Assignee may Transfer any portion of its Membership Interest except in accordance with the terms set forth in this Article X. Any attempted Transfer of all or any portion of a Membership Interest, other than in accordance with the terms of this Article X, shall be, and is hereby declared, null and void ab initio. No Transfer of all or any portion of a Membership Interest shall be made if such Transfer would (a) violate the then applicable federal or state securities laws or rules, (b) result in the taxation of the Company as an association taxable as a corporation or otherwise subject the Company to entity-level taxation for state or federal income tax purposes, or (c) affect the Company's existence or qualification as a limited liability company under the TBOC. The Members agree that a breach of the provisions of this Article X may cause irreparable injury to the Company and the Members for which monetary damages (or other remedy at law) are inadequate in view of (x) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Person to comply with such provisions and (y) the relationship among the Members. Accordingly, the Members agree that the provisions of this Article X may be enforced by specific performance. No Person may assign or otherwise dispose of any right to acquire a Membership Interest without complying with the provisions of this Article X as if such rights were Membership Interests, but with such modifications to the procedures contained herein to take into account the inherent differences between actual ownership of Membership Interests and the ownership of rights, which are subject to various conditions, to acquire Membership Interests.

Section 10.2   Required Consent. Except as otherwise expressly provided in this Article X(a), no Person shall be admitted as a Member without obtaining consent, if then required, under Section 3.3; and (b) no Member may Transfer any Membership Interest or any portion thereof without the Consent of the Managers.

Section 10.3   Transfers Subject to Compliance with Securities Act. No Membership Interests or any portion thereof may be Transferred by a Member (other than pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), unless such Member, if required by the Company, first delivers to the Company an opinion of counsel, which counsel and opinion of counsel shall be reasonably satisfactory to the Company, to the effect that such Transfer is not required to be registered under the Securities Act.

Section 10.4   Marital Property Matters.

      (a)   All provisions herein pertaining to the redemption, transfer, assignment or sale of a Member's Membership Interest in the Company shall be binding upon the entire community interest, if any, of the Member and his or her spouse, and each spouse by her or his joinder and signature hereto indicates her or his agreement to be bound by the terms hereof. All Membership Interests that are community property shall be subject to the sole management, control and disposition of the spouse in whose name the Membership Interests are held.

      (b)   Each Member and spouse of a Member executing this Agreement (or the Spousal Agreement in the form of Exhibit C hereto) acknowledges and agrees that this Agreement is being executed, in part, to provide a fair and orderly procedure for the disposition of the interest, if any, of a spouse of a Member in the Membership Interest. Each Member and spouse of a Member warrants and represents to the Company and the other Members and spouses of the Members that (i) such party is executing this Agreement voluntarily; (ii) prior to the execution of this Agreement, such party has provided a fair and reasonable disclosure of the property and financial obligations of such party's spouse; (iii) prior to the execution of this Agreement, such party has an adequate knowledge of the property and financial obligation of such party's spouse; and (iv) the terms and provisions of this Agreement are agreed to be a fair and reasonable method for providing for the transfer, evaluation and disposition of the Membership Interest (or any interest therein) of the Company.

      (c)   If any Member who is not married at the time of the execution of this Agreement subsequently marries, or if any Member who is married at the time of the execution of this Agreement subsequently remarries, such Member agrees to obtain the joinder of his new or intended spouse to the terms and conditions of this Agreement, including the transfer restrictions contained in this Section 10.4, by delivery of a Spousal Agreement in the form attached as Exhibit C.

Section 10.5 **Purchase Option**. If all or any part of a Member's Membership Interest is transferred in an Involuntary Transfer to any Person other than to the Company, the Company shall have the right to purchase the Membership Interest so transferred, within ninety (90) days of the date upon which the Company first received actual notice of the Involuntary Transfer, by giving written notice to the Member whose Membership Interest is subject to Involuntary Transfer, and, if known, the transferee, within the applicable 90-day period. The purchase price for such Membership Interest shall be equal to its Agreed Price and the terms of such purchase shall be as set forth in Section 10.7 hereof. If the Company fails to purchase all of the Membership Interest subject to the Involuntary Transfer, the remaining Membership Interests shall be offered to the Members not subject to the Involuntary Transfer, to purchase their pro-rata portion of the remaining Memberships Interests; provided, however, that if any of these eligible Members fail to purchase all of their pro-rata portion, the other participating eligible Members may purchase the remainder, even if that would result in a purchase of more than such Member's pro-rata share of the offered Membership Interests.

Section 10.6 **Transferees**. Notwithstanding the terms hereof, the Company shall require each and every transferee on or prior to the date of a Transfer to (a) agree in writing to become bound by all of the terms and conditions of this Agreement by executing an Adoption Agreement in the form attached as Exhibit B, (B) pay all reasonable expenses of the Company incurred in connection with such Transfer and (c) execute and deliver such instruments and agreements as counsel for the Company or the Members deems reasonably necessary or desirable to effect such Transfer.

Section 10.7 **Determination of Agreed Price; Closing of Purchases**.

   (a) The "***Agreed Price***" for any Units to be purchased hereunder shall mean the price determined as follows:

   (i).   by mutual agreement of the Member (or its Assignee) and the Company or other Members electing to exercise a purchase option set forth herein (collectively with the Company, a "***Rightholder***") within thirty (30) days following the election by the Rightholder to purchase such Units, or

   (ii).   in the event that the Rightholder and such Member (or its Assignee) do not mutually agree upon the price for such Units within such 30-day period, an amount determined by a Qualified Appraiser mutually selected by the Rightholder and such Member (or its Assignee); provided that if the Rightholder and such Member (or its Assignee) do not mutually agree upon a Qualified Appraiser within ten (10) business days following the expiration of the initial 30-day period, then each shall designate a Qualified Appraiser and the Qualified Appraisers so designated shall select a third Qualified Appraiser within ten (10) days of their appointment, who shall determine the Agreed Price for the Units. In determining the Agreed Price, the Qualified Appraiser shall determine the fair market value of the Unit, without discount for minority or lack of marketability/transferability, based upon the going-concern value of the Company and the amount that would be distributed to the holder of such Unit if the assets of the Company were sold at fair market value and the proceeds thereof distributed to all Members in accordance with the terms of this Agreement.

If one or more Members are Rightholders, then such Members shall designate one Member in writing to exercise the approval rights of the Rightholders (such designation to be made by vote of relative Percentage Interests or as such Members may otherwise agree)

   (b) If the Rightholder exercises the right to purchase the Membership Interest of any Member pursuant to any section in this Article X, then unless otherwise agreed upon by the Member and the Rightholder, the closing will take place at the offices of the Rightholder on the forty-fifth (45th) Business Day after the date that the notice of purchase by the Rightholder is received by the Member (or, if applicable, the date of determination of the Agreed Price). At the closing (except as otherwise provided herein), the Rightholder, upon such Member's delivery to the Rightholder of valid assignments or other agreements properly assigning the Units then being purchased, will pay the Agreed Price to the Member in cash. By delivery of proper assignment documents assigning the Membership Interest to the Rightholder, such Member will be deemed to represent and warrant to the Company that the transferred Membership Interest is owned by such Member free and clear of all Liens. The Member will promptly perform, whether before or after any such closing, such additional acts (including executing and delivering additional documents) as are reasonably required by either such party to effect more fully the transactions contemplated by this Article X.

        (c) Notwithstanding any other provision of this Agreement, in exercising its right to purchase any Membership Interests that the Company has the option to purchase under this Agreement, the Company shall have the right to pay for any Membership Interests being purchased under this Article by issuance of an promissory note secured by the Membership Interests that the Maker is purchasing from the Payee under the provisions of this Article X with a maximum maturity of five (5) years, all as set forth in the form of the Promissory Note attached to this Agreement as Exhibit D, executed by the Company.

ARTICLE XI
BOOKS AND BANK ACCOUNTS

        Section 11.1 **Maintenance of Books**. The Company shall keep or cause to be kept at its principal office complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business and minutes of the proceedings of the Members, any committee thereof and any of the Members. The records shall include, but not be limited to, a copy of the Certificate and this Agreement and all amendments thereto; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state, and local tax returns for the Company's six (6) most recent tax years.

        Section 11.2 **Accounts**. The Managers shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Members may determine. The Company may not commingle the Company's funds with the funds of any Member.

ARTICLE XII
DISSOLUTION, WINDING-UP AND TERMINATION

        Section 12.1 **Dissolution**. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each, a "*Dissolution Event*") and no other event shall cause the Company's dissolution:

        (a) the consent of a Consent of the Managers;

        (b) within thirty (30) days after a Member becomes a Defaulting Purchaser, upon the election of the Member who is not a Defaulting Purchaser; and

        (c) entry of a decree of judicial dissolution of the Company under Title 11, Subchapter G, of the TBOC.

        Section 12.2 **Winding-Up and Termination**. On the occurrence of a Dissolution Event, the Managers may select one or more Persons to act as liquidator or may themselves act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TBOC. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Consent of the Managers. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a)   as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made of the Company's assets, liabilities and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable;

(b)   the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up and any advances described in Section 4.4) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   all remaining assets of the Company shall be distributed to Members as follows:

(i).   the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of Members in accordance with the provisions of Article V; provided, that the liquidator shall use all reasonable efforts to not sell, but to retain for distribution in kind as provided herein, any securities in which the Company may have invested;

(ii).   with respect to all Company property that has not been sold, the fair market value of that property shall be determined by the liquidator and the Capital Accounts of Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii).   Company property shall be distributed as follows: (A) first, among the Members in proportion to and to the extent of the positive balances in their respective Capital Accounts and (B) thereafter, among the Members in accordance with their respective Percentage Interests; and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, ninety (90) days after the date of the liquidation).

All distributions in kind to Members shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses and liabilities shall be allocated to the distributees pursuant to this Section 12.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its membership rights and all the Company's property and constitutes a release to which all Members have consented within the meaning of Title 3, Section 101.154 of the TBOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 12.3   Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance that may exist from time to time in the Member's Capital Account.

Section 12.4   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Managers (or such other Person or Persons as the TBOC may require or permit) shall file a Certificate of Termination with the Secretary of State of the State of Texas and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Certificate of Termination, the existence of the Company shall cease, except as may be otherwise provided by the TBOC or other applicable Law.

Section 12.5   Waiver of Partition. To the maximum extent permitted by applicable Law, each Member hereby waives any right to partition of the Company's assets.

ARTICLE XIII
CONFIDENTIALITY

Section 13.1   **Unauthorized Disclosure**.

     (a)   **Confidential Information**. As used herein, the term "***Confidential Information***" shall mean (i) all know-how, past, present and prospective customer and vendor lists and contact information and preferences, operational methods, business plans, financial information, plans, strategies, marketing and distribution models and plans, techniques, methodologies, systems, codes, specifications, pricing, estimating and cost information, programs, software, records, designs, processes, technologies, proposed trademarks and service marks, intellectual property, compilations of information, other trade secrets, and all other information regarding the business of the Company, (ii) all information concerning customers, vendors, partners or alliances of the Company, and (iii) other business and financial information of the Company created, developed, produced or otherwise arising during the term of this Agreement. Confidential Information shall not include information that:

         (i).   is or becomes generally known within the Company's industry through no fault of a Member or a Member's Affiliates; or

         (ii).   is lawfully and in good faith made available to a Member after the date hereof by a third party who or which was not under a contractual or fiduciary duty of confidentiality with the Company.

     (b)   **Restrictions on Disclosure**. Each Member acknowledges and agrees that all Confidential Information that such Member or its Affiliates may prepare, use, observe, come into possession of and/or control shall, at all times, remain the sole and exclusive property of the Company, and that such Confidential Information may not be used by the Member or its Affiliates in the furtherance of the Company's business and may not be disclosed without the prior written consent of the Company. Each Member acknowledges and agrees that such Member's relationship of trust and confidence with the Company will permit such Member and its Affiliates access to the Company's Confidential Information and may create the opportunity for a Member or its Affiliates to misappropriate such information and/or the relationship or goodwill between the Company and customers, vendors, partners and alliances. Each Member shall, and shall cause its Affiliates, upon demand by the Company, at any time, irrespective of the time, manner, cause or lack of cause of such demand, immediately deliver to the Company or its designated agent, in good condition, all items of Confidential Information (other than information necessary to be retained by the Member or its Affiliates for personal investment, tax or other regulatory purposes) that are or have been in such Member's or such Affiliates' possession or under such Member's or such Affiliates' control, as well as a written statement describing the disposition of all items of the Confidential Information beyond such Member's or such Affiliates' possession or control in the event such Member or its Affiliates has not previously returned such items of Confidential Information to the Company. Each Member agrees to exercise, and to cause its Affiliates to exercise, all reasonable precautions to protect the integrity and confidentiality of the Confidential Information in such Member's or such Affiliates' possession. Each Member further agrees not to remove, or allow any of its Affiliates to remove, any Confidential Information from the Company's premises at any time unless reasonably required in connection with the performance of services on behalf of the Company by such Member. The restrictions set forth herein shall apply for so long as a Member is a member in the Company and for a period of three (3) years thereafter.

ARTICLE XIV
GENERAL PROVISIONS

     Section 14.1   **Offset**. Whenever the Company is to pay any sum to any Member, any amounts that such Member, in its capacity as a Member, owes the Company may be deducted from that sum before payment.

     Section 14.2   **Notices**. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail or by facsimile, telegram, email, telex, cablegram or similar transmission; and a notice, request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Schedule I, or such other address as that Member may specify by notice to the Managers. Any notice, request or consent to the Company must be given to all of Members. Whenever any notice is required to be given by Law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 14.3   Entire Agreement. This Agreement constitutes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

Section 14.4   Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

Section 14.5   Amendment or Restatement.

        (a)   This Agreement (including the Exhibits) may be amended or restated only by a written instrument adopted, executed and agreed to by the Consent of the Members.

        (b)   The Certificate may be amended or restated only with the approval of the Consent of the Members; provided, however, that no such amendment or restatement of the Certificate may effect any change that adversely affects a Member without the consent of such Member.

Section 14.6   Binding Effect. This Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

Section 14.7   Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate, or (b) any mandatory, nonwaivable provision of the TBOC, such provision of the Certificate or the TBOC shall control. If any provision of the TBOC provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by Law.

Section 14.8   No Commitment for Additional Financing. Except as expressly contemplated in Section 4.4, the Company and each Member acknowledges and agrees that no Member has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance. In addition, the Company and each Member acknowledges and agrees that (i) no statements, whether written or oral, made by any Member or its representatives on or after the date hereof shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Member or its representatives and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Member and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Member shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

Section 14.9 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 14.10 Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

Section 14.11 Directly or Indirectly. Where any provision of this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any Affiliate of such Person.

Section 14.12 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

Section 14.13 No Third-Party Beneficiaries. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind, it being the intent of the Members that this Agreement shall not be construed as a third-party beneficiary contract.

Section 14.14 Nonwaiver. No waiver by any Member hereto of any one or more defaults by the other Member in the performance of any of the provisions of this Agreement shall be construed as a waiver of any other default whether of a like kind or different nature.

Section 14.15 Headings; Exhibits. The headings used for the Sections and Articles herein are for convenience and reference purposes only and shall in no way affect the meaning or interpretation of the provisions of this Agreement. Any and all Exhibits referred to in this Agreement are, by such reference, incorporated herein and made a part hereof for all purposes.